VIA EDGAR

September 8, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	David Edgar
Division of Corporation Finance

Re:	Points International Ltd.
Form 40-F for the year ended December 31, 2010
Filed March 15, 2011
File No. 001-35078

Dear Mr. Edgar:

We are writing to respond to the comments set forth in the comment letter, dated August 30, 2011 (the "Comment Letter"), of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") relating to the Form 40-F for the Fiscal Year Ended December 31, 2011 filed by Points International Ltd. (the "Company") on March 15, 2011 (the "Form 40-F").

For your convenience, the text of the Staff's comments are set forth below and are followed by the Company's responses to such comments. Capitalized terms in the Form 40-F and used in the following response without definition shall have the meanings specified in the Form 40-F.

Form 40-F for the Fiscal Year Ended December 31, 2010

Exhibit 99.3

Earnings Before Interest, Taxes, Amortization, Foreign Exchange, Impairment and Restructuring (“EBITDA”), page 6

1.

We note you include adjustments for foreign exchange and restructuring in your computation of the non-GAAP measure labeled “EBITDA.” Please tell us how you considered whether the non-GAAP measure would be more appropriately labeled “Adjusted EBITDA” since certain adjustments may not be within the standard definition of EBITDA.

The Company refers the Staff to the EBITDA definition provided on page 6 of the Management Discussion and Analysis (Exhibit 99.3) for the year ended December 31, 2010. The Company discloses that the term EBITDA has no standardized meaning under Canadian Generally Accepted Accounting Principles (“GAAP”) and that it is unlikely to be comparable to similar measures presented by other issuers.

The Company reviewed disclosures of other filers in both the United States and Canada in considering whether there was a standardized meaning of “EBITDA” and “Adjusted EBITDA.” Based on its review of disclosures from other filers, the Company found that the use of the terms “EBITDA” and “Adjusted EBITDA” varied considerably amongst filers. The Company found that adjustments applied to net income included items such as restructuring, foreign exchange, stock based compensation and other non-recurring charges when defining both “EBITDA” or “Adjusted EBITDA.”

The Company asserts that the nature of the foreign exchange and restructuring adjustments are consistent with other adjustments included in the Company’s definition of EBITDA in past filings. The Company asserts these adjustments affect the comparability of the Company’s financial results and could distort the analysis of trends in business performance, similar to the other adjustments included in the Company’s EBITDA calculation as disclosed on page 6 of Exhibit 99.3. In addition, the Company asserts that its definition of EBITDA is not misleading to users since the definition of EBITDA and the reconciliation of EBITDA to operating income are clearly disclosed in Exhibit 99.3.

Liquidity and Capital Resources, page 14

2.

We note your disclosure indicating that “Management considers its working capital position to be sufficient to meet its current obligations.” Please tell us how you considered disclosing whether your working capital position will also be sufficient to meet anticipated capital expenditures, purchase commitments or other potential expenditures not recorded as current obligations as of December 31, 2010.

The Company advises the Staff that it has disclosed on page 15 of the Management Discussion and Analysis (Exhibit 99.3) under the Investing Activities sub-heading that anticipated levels of capital expenditures in 2011 will decline from 2010 levels and that these capital investments will be funded through working capital. This disclosure was made after consideration of the Company’s forecasts of its working capital, results from operations, and expected capital expenditures for year ended December 31, 2011.

With respect to purchase commitments and other potential expenditures, the Company advises the Staff that it has disclosed its Contractual Obligations and Commitments on page 15 of Management Discussion and Analysis (Exhibit 99.3). These obligations consist of operating leases and purchase commitments related to agreements with certain loyalty program operators where the Company has made contractual guarantees on the minimum value of transactions processed over the term of the contract.

Based on the Company’s forecasts of its working capital and results from operations, the Company asserts that working capital will be sufficient to meet its obligations under its operating leases. With respect to its operating leases, the Company will add comments in future filings about the adequacy of working capital to fund these obligations. With respect to the purchase commitments, the Company discloses on page 15 of Exhibit 99.3 that it does not anticipate that it will incur any further financial obligations as a result of these contractual commitments. This disclosure was based on the Company’s 2011 financial forecasts related to the individual agreements that contain purchase commitments with certain loyalty program operators.

Based on the above, the Company asserts that the disclosure under Exhibit 99.3 sufficiently discloses that its working capital will be able to meet its current obligations and capital expenditures. In addition, the Company has disclosed all contractual obligations and commitments and has disclosed that it does not anticipate any further financial obligations from contractual commitments. These disclosures were made by the Company after consideration of financial forecasts of working capital, results from operations, capital expenditures, and other contractual obligations and commitments.

In connection with our response to your comment letter, the Company acknowledges and affirms the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at (416) 596-6382.

Very truly yours,
(signed) Anthony Lam
Anthony Lam
Chief Financial Officer